Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) of our financial condition and results of operations was prepared by Management with information available as at November 6, 2018. This MD&A should be read in conjunction with our unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2018 and notes thereto, as well as our audited consolidated financial statements for the year ended December 31, 2017 and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and the annual report on form 20-F of the Company for the year ended December 31, 2017. These documents and additional information regarding Clementia are available on our website at www.clementiapharma.com, or at www.sec.gov or at www.sedar.com.

Except as otherwise indicated, “Clementia”, the “Company”, “we”, “us” and “our” refer to Clementia Pharmaceuticals Inc. and its wholly-owned subsidiary, Clementia Pharmaceuticals USA Inc.

All amounts are presented in United States dollars unless otherwise indicated.

In August 2017, the Company completed its initial public offering (IPO) and issued 9,191,000 common shares at $15 per share, including the underwriters’ over-allotment option, for total gross proceeds of $137.9 million. The Company’s common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA.

On October 22, 2018, the Company filed an At-The-Market (ATM) offering prospectus for $40 million of additional common shares for a period of 24 months. This ATM permits the Company to sell common shares at an aggregate offering price of up to $40 million from time to time at prevailing market prices. The underwriter’s commission will be 3% of the amount of funds raised. There were no draws on this ATM as at the date of this MD&A.

On October 30, 2018, the Company filed a prospectus for a follow-on offering of 5,300,000 common shares, and the underwriters exercised their option to purchase an additional 795,000 common shares, resulting in the issue of 6,095,000 shares at $13.25 per share for net proceeds of $75.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

This MD&A contains forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions, and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Refer to “Risks Factors” as well as “Forward-looking statements” below.

Overview

We are a clinical stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases. Our lead product candidate, palovarotene, is an oral small molecule that binds and activates retinoic acid receptor gamma (an RARγ agonist) and has shown potent activity in preventing abnormal bone formation as well as scar tissue formation (or fibrosis) in a variety of tissues. We are developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO), as well as other diseases. For FOP, we are preparing for a New Drug Application (NDA) for episodic, flare-up based palovarotene treatment, which we intend to submit to the U.S. Food and Drug Administration (FDA) in the second half of 2019, and subject to approval, a U.S. commercial launch in the first half of 2020. For MO, we enrolled the first patient in our Phase 2 clinical trial in April 2018 and we expect an interim data read-out in 2020.

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Our most advanced indication for palovarotene is for the treatment of FOP. FOP is an ultra-rare, chronic and severely disabling disease of abnormal bone formation, or heterotopic ossification (HO). There are currently no approved medical treatment options to prevent the formation of heterotopic bone in FOP. The FDA recently agreed that our available Phase 2 data on the treatment of flare-ups with episodic palovarotene dosing would support an NDA submission for palovarotene for the prevention of HO associated with flare up symptoms in patients with FOP. We expect to have a pre-NDA meeting with the FDA in the first quarter of 2019, and we currently expect to submit our NDA in the second half of 2019. Our ongoing Phase 3 MOVE Trial, which is evaluating chronic daily dosing in addition to the episodic flare-up dosing, will continue and is expected to report final results in 2020 with three planned interim read-outs (two in 2019 and one in 2020).

Palovarotene is also being developed for the treatment of MO. MO, also called multiple hereditary exostoses, is an ultra-rare genetic disease of new bone formation in children. Patients with MO develop multiple benign tumors, also known as osteochondromas (OCs) or exostoses, on bones. We have generated pre-clinical data demonstrating that palovarotene inhibits the number of OCs by approximately 80% in an animal model of MO as compared to vehicle-treated animals. Based on our knowledge of the safety and tolerability profile of palovarotene and our pre-clinical animal model data, we initiated a global, placebo-controlled Phase 2 study (the MO-Ped Trial) of palovarotene in MO. We expect to report results for this trial in 2021 with a planned interim read-out in 2020.

We also believe that RARγ agonists have great potential as inhibitors of BMP signaling in other indications. Palovarotene has been shown to exert multiple effects in various tissues including in ocular tissues, where RARγ agonists generally demonstrate anti-fibrotic properties. Pre-clinical proof of concept studies in dry eye disease that we conducted show that an eye drop formulation of palovarotene can potently increase tear production and decrease corneal damage. In October 2018, we initiated and enrolled the first subject in a Phase 1 trial that will evaluate the safety, tolerability and pharmacokinetic profile of single and multiple ascending doses of palovarotene ophthalmic solution in health volunteers. We expect to report results from this trial in the first quarter of 2019. We plan to utilize data from this study to inform the design of a proof of concept efficacy trial evaluating palovarotene in dry eye disease, which we expect to begin in 2019. We are also focused on developing other RARγ agonists that we have in-licensed from Galderma. We are currently in the process of characterizing these second generation RARγ agonists in animal models.

In July 2014, the FDA granted Orphan Drug Designation for palovarotene as a treatment for FOP, and in November 2014, we were granted orphan drug status in the EU. Orphan Drug Designation by the FDA allows for seven years of market exclusivity in the U.S. upon approval of the drug for the indication for which it was designated except in certain limited circumstances. In Europe, marketing authorization for an orphan drug generally leads to a ten-year period of market exclusivity. In November 2014, we received Fast Track Designation from the FDA, which allows for more frequent interactions with the FDA during the drug development and review process. Also, in July 2017, the FDA granted Breakthrough Therapy Designation to palovarotene for the prevention of HO in patients with FOP, which allows for intensive guidance on efficient drug development and organizational commitment involving senior management. In November 2017, the FDA granted Orphan Drug Designation for palovarotene as a treatment for MO, and in May 2018, the EMA granted Orphan Drug Designation for palovarotene for the treatment of MO.

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Since our inception in November 2010, we have devoted substantially all of our resources to organizing and staffing our Company, business planning, raising capital, developing our product candidates, preparing and conducting clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. We have funded our operations primarily through issuances of common shares from our IPO, issuances of redeemable convertible preferred shares as well as the issuance of convertible notes. From our inception through September 30, 2018, we have received gross proceeds of $240.7 million from such transactions, of which $137.9 million was in the form of gross proceeds from our IPO, $102.2 million was in the form of gross proceeds from the sale of preferred shares, $0.5 million was in the form of gross proceeds from the sale of convertible notes and $0.1 million was in the form of gross proceeds from the sale of other common shares. As at September 30, 2018 we had cash and investments of $107.1 million. The Company expects that its existing cash, short-term and long-term investments at September 30, 2018 will enable it to fund planned operating expenses for more than the next twelve months from September 30, 2018.

We are a clinical development stage company and have not generated any revenue. We have incurred net losses since our inception, substantially all of which resulted from research and development activities and general and administrative costs associated with our operations, as well as non-cash finance charges incurred in connection with the accounting of our preferred shares and embedded derivatives. As at September 30, 2018, we had an accumulated deficit of $130.4 million. In August 2017, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one-for-one basis into common shares of the Company. In connection therewith, the Company eliminated the $173.3 million contributed surplus created by the conversion of the preferred shares into common shares, an amount equal to the excess of the carrying value of the preferred share liabilities and embedded derivatives liabilities immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares, and reduced its deficit in the third quarter of 2017 by a corresponding amount of $173.3 million.

We expect to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, particularly as we advance the clinical development of palovarotene by conducting clinical trials; continue research and development efforts to support clinical development of additional RARγ agonist candidates; continue to engage contract manufacturing organizations (CMOs) to manufacture our clinical study materials and to develop large-scale manufacturing capabilities; seek regulatory approval for our product candidates; add personnel to support our product development and future commercialization; add operational, financial and management information systems; maintain, leverage and expand our intellectual property portfolio; and continue to operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which may take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. As a result, we may need additional financing to support our continuing operations. Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity, debt financings or others, which may include collaborations with third parties. Arrangements with collaborators or others may require us to relinquish certain rights related to our technologies or product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. The Company will need to generate significant revenue to achieve profitability and it may never do so.

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Financial Operations Overview

Revenue

We have not generated any revenues from product sales since our inception and do not expect to generate any significant revenues from the sale of products in the near future. If our development efforts result in clinical success and regulatory approval or collaboration agreements with third parties for our product candidates, we may generate revenue from those product candidates.

Research and development expenses

Research and development (R&D) expenses consist primarily of costs associated with our product research and development efforts, and predominantly include:

•	personnel costs, including salaries, benefits, bonuses, share-based compensation expenses and related travel for employees engaged in scientific research and development functions;
•	expenses incurred under agreements with contract research organizations, or CROs and investigative sites that conduct our clinical and non-clinical studies;
•	expenses associated with manufacturing clinical study materials and developing external manufacturing capabilities;
•	costs of outside consultants, including their fees and related travel expenses;
•	other expenses related to non-clinical studies and expenses related to regulatory activities; and
•	milestone payments made under our third-party licensing agreements.

Research and development costs are generally expensed as incurred unless they meet specific criteria for recognition as internally-generated intangible assets as per IFRS. We have not recognized any internally-generated intangible asset to date.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We have been focused on developing palovarotene, our product candidate for the treatment of patients with FOP and MO. Our research and development expenses consist principally of external costs, such as start-up fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical and non-clinical studies, and costs related to acquiring and manufacturing clinical study materials. We do not allocate personnel-related costs, depreciation or other indirect costs to specific programs, as they are deployed across various projects under development and, as such, are separately classified as personnel and other expenses.

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The following table summarizes our research and development expenses by program before tax credits:

	Nine-month periods ended September 30,			Years ended December 31,
	2018	2017	*	2017	2016	2015
	(in thousands)
Palovarotene for FOP R&D expenses	$12,930	$8,144		$13,579	$11,422	$10,347
Palovarotene for MO R&D expenses	4,199	1,218		2,847	369	-
Palovarotene for ocular R&D expenses	825	529		1,609	229	75
Manufacturing of palovarotene	4,323	2,433		3,070	1,592	971
Other R&D expenses	712	403		532	149	501
Total direct R&D expenses	22,989	12,727		21,637	13,761	11,894

Personnel-related costs	4,643	3,139		4,476	2,353	1,971
Facility and other expenses	1,492	948		1,293	738	531
Total personnel, facility and other expenses	6,135	4,087		5,769	3,091	2,502

Total research and development expenses	$29,124	$16,814		$27,406	$16,852	$14,396

*Certain amounts have been reclassified for presentation purposes (addition of “Manufacturing of palovarotene” caption which was formerly included as part of “Palovarotene for FOP R&D expenses”).

Research and development activities are central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. From inception through September 30, 2018, we incurred approximately $97.6 million in research and development expenses. We expect that our research and development expenses will continue to increase in the foreseeable future as we advance our product candidates into later stages of clinical development.

We cannot determine with certainty the duration and completion costs for our ongoing or future clinical studies of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs, and timing of clinical studies and the development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing clinical studies, as well as any additional clinical studies and other research and development activities;
•	future clinical study results;
•	uncertainties in clinical study enrollment rate or design;
•	significant and changing government regulation; and
•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical studies beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical studies, significant additional time and financial resources could be required for the completion of clinical development.

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General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including salaries, related benefits, bonuses, share-based compensation and travel expenses for our executive, finance, business and corporate development and other administrative functions. General and administrative expenses also include facilities and other expenses, including rent, depreciation, maintenance of facilities, information technology infrastructure and security, insurance and supplies; and professional fees for accounting, tax and legal services, including legal expenses to pursue patent protection for our intellectual property.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the anticipated growth in our research and development activities and the potential commercialization of our product candidates. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with our public listing on The Nasdaq Global Select Market and SEC requirements, director and officer insurance premiums and investor relations costs. Additionally, if and when we believe a regulatory approval of palovarotene or any other product candidate appears likely, we anticipate an increase in personnel and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of palovarotene or any other product candidate.

Interest income and financial expenses

Interest income consists of interest earned on our cash and investments. Our interest income increased as of the second half of 2017 due largely to higher invested cash balances resulting from the net proceeds of our August 2017 IPO, as well as an increase in current interest rates realized on cash and investments.

Financial expenses consist mainly of losses on the re-measurement of embedded derivatives at fair value at each reporting date, accretion expense, bank charges and other interest, as well as foreign exchange gains and losses. Accretion expense consists of accreted interest expense related to our Class A, Class B and Class C redeemable convertible preferred shares to bring the debt components of our preferred shares back to their face value over time. Our IPO, which was completed in August 2017, resulted in the conversion of all classes of our preferred shares on a one-for-one basis into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense ceased during the third quarter of 2017. Foreign exchange gains and losses consist of the realized and unrealized net gains and losses from holding cash in foreign currency and foreign currency-denominated other current assets and accounts payable.

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Results of Operations

Comparison of the three-months ended September 30, 2018 and 2017

The following table summarizes our results of operations for the three-months ended September 30, 2018 and 2017:

Three-month periods ended September 30,	2018	2017	Increase (decrease)
	(in thousands)
Expenses:
Research and development expenses	$10,691	$7,074	$3,617
Investment tax credits	(363)	(91)	(272)
	10,328	6,983	3,345
General and administrative expenses	4,448	2,817	1,631
Interest income	(532)	(316)	(216)
Financial expenses	4	29,416	(29,412)
Income tax expense	529	106	423
Net loss and comprehensive loss	$14,777	$39,006	$(24,229)

Research and development expenses

Research and development expenses were $10.7 million for the three-month period ended September 30, 2018, compared to $7.1 million for the three-month period ended September 30, 2017. The $3.6 million increase was primarily due to:

•	$1.7 million increase in clinical studies and CRO related activities as a result of ongoing costs in the MOVE study and patient enrollment in the MO-Ped study;
•	$1.1 million increase in manufacturing activities to meet clinical supply requirements of the MOVE and MO-Ped trials;
•	$0.8 million increase in personnel related expenses and other expenses in support of increased development activities.

Tax credits

Tax credits were $0.4 million for the three-month period ended September 30, 2018, compared to $0.1 million for the three-month period ended September 30, 2017. The increase in tax credits is the result of higher eligible research and developments activities undertaken by the Company.

General and administrative expenses

General and administrative expenses were $4.4 million for the three-month period ended September 30, 2018, compared to $2.8 million for the three-month period ended September 30, 2017. The increase of $1.6 million in expenses was primarily due to a $1.2 million increase in pre-commercial marketing activities, a $0.8 million increase in personnel related costs to support the continued growth of the Company, a $0.2 million increase in other operating expenses, offset by a $0.6 million decrease in professional fees.

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Interest income

Interest income was $0.5 million for the three-month period ended September 30, 2018, compared to $0.3 million for the three-month period ended September 30, 2017. The increase in interest income relates to higher invested balances as a result of our IPO proceeds.

Financial expenses

Financial expenses were close to nil for the three-month period ended September 30, 2018, compared to $29.4 million for the three-month period ended September 30, 2017. The decrease in financial expenses was primarily due to the re-measurement at fair value of the embedded derivative in our preferred shares in the third quarter of 2017, which resulted in a non-recurring loss of $29.4 million. With the completion of our IPO in August 2017, all classes of our preferred shares were converted on a one-for-one basis into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense were eliminated going forward.

Income tax expense

Income tax expense was $0.5 million for the three-month period ended September 30, 2018, compared to $0.1 million for the three-month ended September 30, 2017. The increase in income tax expense relates to higher taxable income in the United States.

Comparison of the nine-months ended September 30, 2018 and 2017

The following table summarizes our results of operations for the nine-month periods ended September 30, 2018 and 2017:

Nine-month periods ended September 30,	2018	2017	Increase (decrease)
	(in thousands)
Expenses:
Research and development expenses	$29,124	$16,814	$12,310
Investment tax credits	(718)	(212)	(506)
	28,406	16,602	11,804
General and administrative expenses	11,205	6,879	4,326
Interest income	(1,622)	(504)	(1,118)
Financial expenses	71	80,441	(80,370)
Income tax expense	716	248	468
Net loss and comprehensive loss	$38,776	$103,666	$(64,890)

Research and development expenses

Research and development expenses were $29.1 million for the nine-month period ended September 30, 2018, compared to $16.8 million for the nine-month period ended September 30, 2017. The $12.3 million increase was primarily due to:

•	$7.8 million increase in clinical studies and CRO related activities as a result of ongoing costs in the MOVE study and patient enrollment in the MO-Ped study;
•	$1.9 million increase in manufacturing activities to meet clinical supply requirements of the MOVE and MO-Ped trials;
•	$0.6 million increase in non-clinical research activities for ocular studies and other potential indications;
•	$2.0 million increase in personnel related expenses and other expenses in support of increased development activities.

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Tax credits

Tax credits were $0.7 million for the nine-month period ended September 30, 2018, compared to $0.2 million for the nine-month period ended September 30, 2017. The increase in tax credits is the result of higher eligible research and developments activities undertaken by the Company.

General and administrative expenses

General and administrative expenses were $11.2 million for the nine-month period ended September 30, 2018, compared to $6.9 million for the nine-month period ended September 30, 2017. The increase of $4.3 million in expenses was primarily due to a $2.3 million increase in pre-commercial marketing activities, a $2.1 million increase in personnel related costs to support the continued growth of the Company, of which $1.4 million is in the form of share-based compensation expense, $1.1 million increase in other operating expenses, and offset by a $1.2 million decrease in professional fees.

Interest income

Interest income was $1.6 million for the nine-month period ended September 30, 2018, compared to $0.5 million for the nine-month period ended September 30, 2017. The increase in interest income relates to higher invested balances as a result of our IPO proceeds.

Financial expenses

Financial expenses were $0.1 million for the nine-month period ended September 30, 2018, compared to $80.4 million for the nine-month period ended September 30, 2017. The decrease in financial expenses was primarily due to the re-measurement at fair value of the embedded derivative in our preferred shares in 2017, which resulted in a non-recurring loss of $80.4 million. With the completion of our IPO in August 2017, all classes of our preferred shares were converted on a one-for-one basis into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense were eliminated going forward.

Income tax expense

Income tax expense was $0.7 million for the nine-month period ended September 30, 2018, compared to $0.2 million for the nine-month ended September 30, 2017. The increase in income tax expense relates to higher taxable income in the United States.

Liquidity and Capital Resources

	Sept. 30, 2018	Dec. 31, 2017	Increase (decrease)
	(in thousands)
Cash	$12,057	$36,230	$(24,173)
Short-term investments	70,000	30,000	40,000
Long-term investments	25,000	75,000	(50,000)
Total liquidity	$107,057	$141,230	$(34,173)

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Sources of liquidity

We have funded our operations principally from the issuance of common shares, preferred shares and convertible notes to purchase common shares, and IPO proceeds. In addition, we have recorded tax credits of $2.6 million since inception. As of September 30, 2018, we had cash and investments of $107.1 million. On October 30, 2018, the Company filed a prospectus for a follow-on offering of 5,300,000 common shares, and the underwriters exercised their option to purchase an additional 795,000 common shares, resulting in the issue of 6,095,000 shares at $13.25 per share for net proceeds of $75.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our investments are held in term deposits with a Canadian chartered bank.

The Company is not subject to any externally imposed restrictions, covenants or capital requirements and has no arranged sources of debt financing.

At of September 30, 2018, the Company’s liquidity had decreased by $34.2 million since December 31, 2017.

Cash flows

Comparison of the three-month periods ended September 30, 2018 and 2017

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

Three-month periods ended September 30,	2018	2017	Increase (decrease)
	(in thousands)
Net cash provided by (used in)
Operating activities	$(12,655)	$(12,175)	$(480)
Investing activities	11,753	(89,820)	101,573
Financing activities	-	127,628	(127,628)
Net increase decrease in cash	$(902)	$25,633	$(26,535)

Operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in working capital. Cash used in operating activities remained relatively stable for the three-month period ended September 30, 2018, compared to the three-month period ended September 30, 2017.

During the three-month period ended September 30, 2018, operating activities used $12.7 million in cash, primarily resulting from our research and development and general and administrative expenses, offset in part by cash provided by changes in working capital. The significant items accounting for the change in working capital includes a decrease in prepaid expenses and an increase in accounts payable.

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During the three-month period ended September 30, 2017, operating activities used $12.2 million in cash, primarily resulting from research and development and general and administrative expense, as well as cash used by changes in working capital. The significant item accounting for the change in working capital include an increase in prepaid expenses for directors and officers and prospectus liability insurance related to the IPO and the initiation of clinical trial activities in FOP and MO, offset by an increase in accounts payable and accrued liabilities.

Investing activities

Net cash used in investing activities primarily consists of the acquisition and maturity of investments, in-licensing of intellectual property and purchases of fixed assets.

During the three-month period ended September 30, 2018, investing activities provided $11.8 million primarily from the maturity of short-term investments and interest revenues received during the period. During the three-month period ended September 30, 2017, investing activities used $89.8 million in cash primarily due to the acquisition of investments as a result of proceeds from the IPO being invested.

Financing activities

During the three months ended September 30, 2018, there were no financing activities. During the three months ended September 30, 2017, net cash provided by financing activities was $127.6 million due to net cash proceeds from our IPO.

Comparison of the nine-month periods ended September 30, 2018 and 2017

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

Nine-month periods ended September 30,	2018	2017	Increase (decrease)
	(in thousands)
Net cash provided by (used in)
Operating activities	$(36,149)	$(24,313)	$(11,836)
Investing activities	12,016	(85,466)	97,482
Financing activities	-	137,531	(137,531)
Net (decrease) increase in cash	$(24,133)	$27,752	$(51,885)

Operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in working capital. The increase in cash used in operating activities for the nine-month period ended September 30, 2018, compared to the nine-month period ended September 30, 2017, is due to an increase in research and development activities for new and ongoing clinical trial activities primarily in FOP and MO, as well as an increase in general and administrative expenses.

During the nine-month period ended September 30, 2018, operating activities used $36.1 million in cash, primarily resulting from our research and development and general and administrative expenses, partially offset by cash provided by changes in working capital. The significant items accounting for the change in working capital include an increase in accounts payable and accrued liabilities, partially offset by a decrease in prepaid expenses.

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During the nine-month period ended September 30, 2017, operating activities used $24.3 million in cash, primarily resulting from research and development and general and administrative expenses, as well as cash used for changes in working capital. The significant items accounting for the change in working capital include an increase in prepaid expenses for directors and officers (D&O) liability insurance related to the IPO and the initiation of clinical trial activities in FOP and MO, offset by an increase in accounts payable and accrued liabilities.

Investing activities

Net cash used in investing activities primarily consists of the acquisition and maturity of investments, in-licensing of intellectual property and purchases of fixed assets.

During the nine-month period ended September 30, 2018, investing activities provided $12.0 million primarily from the maturity of short-term investments and interest revenues received during the period.

During the nine-month period ended September 30, 2017, investing activities used $85.5 million in cash for the acquisition of investments and the in-licensing of intellectual property.

Financing activities

During the nine-months ended September 30, 2018, there were no financing activities.

During the nine-months ended September 30, 2017, net cash provided by financing activities was $137.5 million resulting from net cash proceeds received from our IPO as well as the completion of our $10.0 million Class C redeemable convertible preferred share financing in the first quarter of 2017.

Funding Requirements and Planned Operations

To date, we have not generated any revenue from product sales and we do not know when, or if, we will generate any revenue from product sales in the future. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval to commercialize our current product candidate or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect these losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of new therapeutic products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We expect to continue to incur additional costs associated with operating as a public company.

We believe that our existing cash and investments as of September 30, 2018 will be sufficient to fund our anticipated operating expenses for more than the next twelve months from September 30, 2018. On October 30, 2018, the Company filed a prospectus for a follow-on offering of 5,300,000 common shares, and the underwriters exercised their option to purchase an additional 795,000 common shares, resulting in the issue of 6,095,000 shares at $13.25 per share for net proceeds of $75.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. We may eventually require additional capital for the commercial development and potential working capital purposes for our existing product candidates and we may also need to raise additional funds to pursue other development activities related to additional product candidates.

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Until we can generate a sufficient amount of revenue from our products, if ever, we expect to finance future cash needs through public or private equity, debt offerings or others. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our common shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Quarterly Financial Data

We have a history of operating losses and have not been profitable since our inception in 2010. We expect to continue to incur losses for at least the next several years as we pursue clinical trials and research and development efforts. See “Risks Factors” below.

Selected financial information for the eight quarters ending September 30, 2018 are as follows:

	Revenue	Research and development expenses before tax credits	Financial expenses (income)	Net loss and comprehensive loss	Basic and diluted loss per share
	(in thousands, except per share data)
Q3-2018	$-	$10,691	$4	$(14,777)	$(0.46)
Q2-2018	$-	$7,437	$28	$(10,768)	$(0.34)
Q1-2018	$-	$10,996	$40	$(13,231)	$(0.42)
Q4-2017	$-	$10,592	$(3)	$(11,789)	$(0.37)
Q3-2017	$-	$7,074	$29,416	$(39,006)	$(1.83)
Q2-2017	$-	$6,333	$14,678	$(23,324)	$(9.54)
Q1-2017	$-	$3,407	$36,347	$(41,337)	$(17.48)
Q4-2016	$-	$5,308	$42,317	$(48,374)	$(20.57)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activities being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Financial expenses primarily reflect the revaluation of the preferred shares embedded derivative liabilities at fair value and underlying assumptions as well as accretion expenses on the preferred shares liabilities. With the completion of our IPO in August 2017, all classes of our preferred shares have been converted on a one-for-one basis into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense were eliminated.

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Contractual Obligations and Commitments

The following table summarizes our contractual obligations at September 30, 2018.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations	437	147	-	-	584
Other	694	150	-	-	844
	1,131	297	-	-	1,428

On July 2, 2015, we entered into a non-cancelable operating lease that expires on June 30, 2020 for office space at 4150 Sainte-Catherine Street West, Suite 550 in Montreal, Quebec. On June 6, 2017, we entered into a second non-cancelable operating lease that expires on June 30, 2020 for additional office space at 4150 Sainte-Catherine Street West, suite 450 in Montreal, Quebec. We also lease office space at 275 Grove Street, Suite 2-400 in Newton, Massachusetts under a non-cancelable operating lease that expires on April 30, 2019.

We expect to fund existing commitments with our cash and working capital.

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones. We have not included these commitments on our statement of financial position or in the table above because the achievement and timing of these milestones is not fixed or determinable. These commitments include:

•	In accordance with an exclusive licensing agreement with Hoffman-La Roche, we are committed to pay Roche (i) a total of $1 million in milestone payments upon the achievement of certain clinical milestones, which were achieved in December 2017, with payment effected in January 2018, (ii) up to a total of $11 million in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway with an additional $1 million in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $37.5 million in milestone payments upon the achievement of certain sales milestones. Future royalty payments in the low teens based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is not known at this time.

•	In accordance with an exclusive licensing agreement with Thomas Jefferson University, we are committed to make a total of $0.1 million in milestone payments upon the achievement of certain clinical milestones, which were achieved in December 2017, with payment then effected, and a total of $0.25 million in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product or licensed process that meets the relevant milestones. Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement. Annual license maintenance royalty payments are also required as per the terms of the licensing agreement. Such maintenance royalty payments are non-refundable but can be applied to royalties owing on sales per calendar year. The likelihood and timing of these payments is not known at this time.

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•	In accordance with an exclusive licensing agreement with Yamaguchi University, we are committed to make a total of $0.08 million in milestone payments upon the achievement of certain clinical milestones and a total of $0.15 million in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product that meets the relevant milestones. Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement. We also have a royalty buy-out option pursuant to which we can terminate our obligation to pay royalties to Yamaguchi University under the license agreement at any time and at our sole discretion upon payment of a certain amount to Yamaguchi University. The likelihood and timing of these payments is not known at this time.

•	In March 2017, we entered into an exclusive licensing agreement with Galderma to obtain access to RARγ agonists and were granted exclusive rights to use these RARγ agonists in non-dermatological indications. In accordance with this agreement with Galderma, we are committed to pay Galderma a total of $2 million in milestone payments upon the achievement of certain clinical milestones and up to a total of $25.5 million in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first product that meets the relevant milestones. Future single digit royalty payments based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is unknown at this time.

We enter into contracts in the normal course of business with CROs for pre-clinical research and clinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain financial risks, including liquidity risk, credit risk, interest rate risk and foreign exchange risks.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage by monitoring its forecasted cash requirements and expected cash drawdowns. The balance of the Company’s accounts payable and accrued liabilities is due within one year.

Credit risk arises from cash, short and long-term investments, interest and other receivables. The Company holds its cash and short and long-term investments at Canadian and US chartered banks. The credit risk of cash, short and long-term investments and interest receivable from short and long-term investments is limited because the counter-parties are chartered banks with high credit ratings assigned by international credit rating agencies.

We are exposed to interest rate risk on our short and long-term investments. The objective of holding term deposits is to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing operating bank accounts with limited risk to the principal amount invested. We intend to match the maturities of our term deposits with the cash requirements of our operating activities. We do not have in place any tools to manage our interest rate risk. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

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We are exposed to the financial risk related to fluctuations of foreign exchange rates. We incur a portion of our expenditures in Canadian dollars and in Euros. A change in the currency exchange rates between the U.S. dollar relative to the Canadian dollar or the Euro could have a significant effect on our results of operations, financial position or cash flows. We are exposed to currency risk through our cash, sales tax and other receivables and accounts payable and accrued liabilities denominated in Canadian dollars and Euros. We do not have in place any tools to manage our foreign exchange risk, other than keeping expected foreign currency cash requirements in the foreign currency to form a natural hedge. Based on our net exposures as at September 30, 2018, and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar and the Euro would result in an increase/decrease of less than $0.1 million on the Company’s results of operations.

Critical accounting judgments and key sources of estimation uncertainty

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on the most probable set of economic conditions and planned course of action, historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which these estimates are revised and in any future periods affected.

Balances and transactions that are subject to a high degree of estimation are the estimation of accrued expenses and the valuation of the embedded derivatives of the preferred shares for periods prior to our IPO. The critical accounting judgements and key sources of estimation uncertainty are consistent with those in the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2017.

Adoption of New Accounting Standards and Future Accounting Standards

On January 1, 2018, the Company adopted Financial Instruments (IFRS 9), which replaces the requirements of International Accounting Standard (IAS) 39, Financial Instruments, Recognition and Measurement for classification and measurement of financial assets and liabilities. IFRS 9 introduces a single classification and measurement approach for financial instruments, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements and results in a single impairment model being applied to all financial instruments. IFRS 9 also modifies the hedge accounting model to incorporate the risk management practices of an entity. Additional disclosures are also required under the new standard. The Company’s principal financial assets are cash and investments which do not have material expected credit losses due to the counterparty Canadian and U.S. chartered banks that have high credit ratings and low default rates.

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The IASB has issued new standards that are not yet effective for the year ended December 31, 2018, and although early adoption is permitted, they have not been applied in preparing our consolidated financial statements. We are currently evaluating the effect, if any, the following new standard will have on our financial results.

Leases (IFRS 16), effective for annual periods beginning on or after January 1, 2019, provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17, Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). Earlier application of IFRS 16 is permitted for companies that have also adopted IFRS 15, Revenues from Contracts with Customers.

As at December 31, 2017, the Company had non-cancellable operating lease commitments of $1,053,301 reflecting two operating leases expiring in 2019 and 2020. The Company intends to terminate its lease expiring in 2020 in the near term. The Company will adopt the requirements of this standard effective January 1, 2019, using a modified retrospective approach. The Company anticipates applying the short-term lease practical expedient to its existing leases whereby no cumulative effect on retained earnings would be expected on January 1, 2019. However, the Company has not yet determined to what extent its new lease commitments to be entered into will result in the recognition of an asset and a liability for future payments and how this will affect the Company’s profit and classification of cash flows. In addition, the nature of expenses related to those new leases to be entered into will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Internal Controls and Procedures

During the three-months ended September 30, 2018, there were no changes made to the Company’s internal controls over financial reporting (ICFR) that have materially affected or are reasonably likely to materially affect our ICFR.

The design of any system of internal controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

It should be noted a control system, no matter how well designed and operated, cannot provide absolute assurance that that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

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Risk Factors

You should carefully consider the risk factors included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and SEDAR, in addition to information contained in this MD&A and our interim condensed consolidated financial statements and related notes and other filings we make with the SEC and SEDAR. Any of the risk factors described could adversely affect our business, operating results and financial condition. There have been no significant changes in our risk factors as of the date of this MD&A as compared to the risk factors described in our annual report on Form 20-F and other filings made with the SEC and SEDAR. Additional risks that we currently do not know about or that we currently believe to be immaterial may also materially adversely affect the Company’s business, financial condition and operating results.

Forward-looking statements

This MD&A and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements, including with respect to the proposed timing of submission of the NDA for palovarotene. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall”, “plan” and similar expressions are generally intended to identify forward-looking statements. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for development, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time assumptions are made. These forward-looking statements are not based on historical facts, but rather on Management’s expectations regarding future activities, results of operations, performance, future clinical and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to, our ability to successfully complete in a timely manner the studies required to be completed in order to submit the NDA, our ability to generate revenue and become profitable; the ability to obtain, on satisfactory terms or at all, the financing required to support operations, development, clinical trials and commercialization of products; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks of delays and inability to complete clinical trials due to difficulties in enrolling patients; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; the risks related to clinical trials including the risk of negative results, potential delays, cost overruns and potential adverse events or unanticipated side effects; the risk of reliance on third-parties for the planning, conduct and monitoring of clinical trials and for the manufacture of clinical drug supplies and drug product; potential changes in regulatory requirements, and delays or negative outcomes from the regulatory approval process; our ability to successfully compete in our targeted markets, including the risk that competing therapies could emerge; the risks related to healthcare reimbursement policies and potential healthcare reform; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; our ability to adequately protect proprietary information, trade secrets, and technology from competitors; the risk of patent or other intellectual property related litigation; risks related to changes in patent laws and interpretations; risks relating to our ability to manage the expansion of the size and scope of our Company, including risks associated with international operations; the potential for product liability claims; and our ability to attract, retain and motivate key personnel. The above are further and more fully described under our annual report on Form 20-F and other filings we make with the SEC and SEDAR.

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Although the forward-looking statements are based upon what Management believes to be reasonable assumptions, such statements include various risks and uncertainties and we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this MD&A and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

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